
February 18, 2025

Mohammed Saif Zaveri
President
Blackwell 3D Construction Corp.
706-12 Bayswater Bay By Omniyat
Business Bay, Dubai 00000
United Arab Emirates

> **Re: Blackwell 3D Construction Corp.**
> **Registration Statement on Form 10**
> **Filed November 20, 2024**
> **File No. 000-54452**

Dear Mohammed Saif Zaveri:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction

cc: Jessica M. Lockett